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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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16021051

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 07 2016
Washington DC

SEC FILE NUMBER
8- 51599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNamee Lawrence Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 North Washington Street, Unit 1
(No. and Street)

Boston (City) MA (State) 02114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles W McNamee (617) 429-1591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company, LLP
(Name – *if individual, state last, first, middle name*)

160 Federal street, 9th Floor (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

RW

OATH OR AFFIRMATION

I, Giles W. McNamee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNamee Lawrence Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


CINDY A. CORREIA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 27, 2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McNAMEE LAWRENCE SECURITIES, LLC

December 31, 2015

Contents

edelstein

Report of Independent Registered Public Accounting Firm

To the Sole Member of
McNamee Lawrence Securities, LLC

We have audited the accompanying financial statements of McNamee Lawrence Securities, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of McNamee Lawrence Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNamee Lawrence Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of McNamee Lawrence Securities, LLC's financial statements. Schedule I is the responsibility of McNamee Lawrence Securities, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

Boston, Massachusetts
February 26, 2016

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$65,248
Prepaid expenses	$4,874
Accounts receivable due from parent	$20,000
Total Assets	$90,122
Liabilities and member's equity	
Liabilities	
Accrued expenses	$26,000
Accounts payable due to affiliate	$17,765
Due to parent	$5,551
Total Liabilities	$49,316
Member's equity	$40,806
Total Liabilities and member's equity	$90,122

The accompanying notes are an integral part of these financial statements.

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Operations
For the Year Ended December 31, 2015

Revenue	$20,000
Expenses:	
Professional fees	$16,534
Regulatory and other fees	$6,927
General and administrative	$4,640
Payroll	$2,500
	$ 30,601
Net loss	($10,601)

The accompanying notes are an integral part of these financial statements.

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Beginning of year	$21,407
Contributions	$30,000
Net loss	($10,601)
End of year	$40,806

The accompanying notes are an integral part of these financial statements.

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	($10,601)
Changes in operating assets and liabilities:	
Accounts receivable	($20,000)
Prepaid expenses	($279)
Accounts payable and accrued expenses	$19,960
Change in due to parent	$3,034
Net cash used in operating activities	($7,886)
Cash flows from financing activities:	
Capital contributions	$30,000
Net cash provided by financing activities	$30,000
Net increase in cash	$22,114
Cash at beginning of year	$43,134
Cash at end of year	$65,248

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note A – Organization and Nature of Business

McNamee Lawrence Securities, LLC (the "Company" or "MLS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

The Company is a wholly owned subsidiary of McNamee Lawrence & Co. LLC ("MLC").

Note B – Significant Accounting Policies

Revenue

Revenues are recorded by MLS when MLC or its affiliate has earned its related revenue and the amount of income earned is reasonably determinable and collectible.

Cash

The Company considers all balances in demand deposit bank accounts to be cash equivalents.

Income Taxes

MLC as the sole member has elected to treat the Company as a disregarded entity for income tax purposes and includes the Company's income and deductions in its tax returns. Thus, generally, no provision or liability for federal or state income taxes is included in these financial statements.

The Company's current policy is that taxes due or paid, relating to the filing of the consolidated tax return, will be the sole responsibility of MLC. MLC intends not to have the Company reimburse or be reimbursed for any taxes due or reduction of tax on the consolidated level attributable to the Company. Accordingly, no liability for uncertain tax positions has been reflected in these financial statements.

Note B – Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Evaluation of Subsequent Events

Management has evaluated the effect which subsequent events may have on these financial statements through February 26, 2016, the date these financial statements became available to be issued.

Note C – Related Party Transactions

MLS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time and overhead expenses) in the course of their management of the Company's operations.

MLC or its affiliate will pay MLS a certain agreed upon amount per transaction closed by MLC for its services as a broker dealer. For the year ended December 31, 2015, MLS earned a fee of $20,000 for revenue generated by MLC. MLS has recorded an accounts receivable due from parent of $20,000 as of December 31st 2015 for the amount of revenue received on its behalf by MLC from its client.

MLC and MLS have an agreement whereby MLC or its affiliate will allocate to MLS a certain agreed upon amount of specific expenses incurred for providing certain support services. For the year ended December 31, 2015 a total of $6,460 in expenses was charged by an affiliate of MLC to MLS.

As of December 31, 2015, MLS owed MLC and an affiliate $5,551 and $17,765 respectively for reimbursement of certain expenses paid on its behalf. MLC intends to fund any operating cash needs of the Company through capital contributions at least through 2015. MLS received from MLC capital contributions totaling $30,000 for the year ended December 31, 2015. With limited expenses, it is expected the Company will be able to meet its obligations through at least February 2016.

Note D – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. As of December 31st, 2015, the Company had net capital of $15,932 which was $10,932 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31st, 2015 was 3.10 to 1.

Note E – SIPC Reconciliation Requirement

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file a supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue for the, year ended December 31, 2015.

SUPPLEMENTARY INFORMATION

SCHEDULE I

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Computation of net capital pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

SCHEDULE 1

Net Capital	$40,806
Member's equity per statement of financial condition	
Deductions and/or charges:	
Nonallowable assets	
Accounts receivable	($20,000)
Prepaid expenses	($4,874)
Total deductions	($24,874)
Net Capital	$15,932
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness or $5,000	$5,000
Excess net capital	$10,932
Aggregate indebtedness	$49,316
Ratio: aggregate indebtedness to net capital	3.10 to 1

Reconciliation with the company's computation of net capital

Net capital reported on the Company's Focus Part IIA	$15,932
Net audit adjustments	-
Increase in non allowables on haircuts	-
Net Capital per above	$15,932

**McNAMEE LAWRENCE SECURITIES, LLC EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015**

McNamee Lawrence Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2015 without exception.

Signature:



Notary Public:




CINDY A. CORREIA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 27, 2023

edelstein

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) McNamee Lawrence Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which McNamee Lawrence Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provision") and (2) McNamee Lawrence Securities, LLC stated that McNamee Lawrence Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. McNamee Lawrence Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McNamee Lawrence Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
February 26, 2016